By facsimile and EDGAR

November 23, 2007

United States Securities and Exchange Commission

Mail Stop 6010

100 First Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd. Form 10-K for Fiscal Year Ended December 31, 2006 Filed on March 1, 2007 (File No. 001-31599)

Dear Mr. Rosenberg:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the “Company”), to respond to the comments (the “Comments”) of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of November 9, 2007 (the “Comment Letter”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). All references to page numbers and captions correspond to the page numbers and captions in the 2006 Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 51

1.

Item 305(a) of Regulation S-K requires separate quantitative information to be presented for each marketing risk exposure category. This item lists three possible disclosure alternatives from which you may present this information. Please disclose one of the three possible disclosure alternatives, a discussion that quantifies the impact of the company’s “Equity Price Risk”, “Foreign Currency Risk” and “Credit Risk” on your financial operations. In addition, please disclose the amount of your cash and cash equivalents, investments and loss reserves that are denominated in non-U.S. currencies.

Endurance Specialty Holdings Ltd.

Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda

www.endurance.bm

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 23, 2007

The Company believes that it has appropriately presented its quantitative and qualitative disclosures about market risk under the captions “Equity Price Risk”, “Foreign Currency Risk” and “Credit Risk” in its 2006 Form 10-K. In the case of the disclosure under “Equity Price Risk” and “Foreign Currency Risk,” the Company elected to utilize the disclosure under Section 305(a)(1)(ii) and, in the case of the disclosure under “Credit Risk,” the Company elected to utilize the disclosure under Section 305(a) (1)(i). However, in light of the Comment received, the Company proposes to amplify its disclosures under “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” as set forth on Exhibit A attached to this letter commencing with the filing of its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). For ease of identification, the proposed new language included in Exhibit A has been underlined. In addition to the underlined changes, the Company has further modified the applicable language to improve the clarity of the disclosure.

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 10

2.

It appears that the presentation within this table creates several non-GAAP measures such as the “Total revenues” and “Total expenses” line items that exclude certain GAAP amounts on a consolidated basis. Please explain to us your basis for including these apparent non-GAAP items in your presentation. Refer to Question 21 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

In order to comply with Item 10 of Regulation S-K, commencing with the filing of the 2007 Form 10-K, the Company will reorganize the presentation of the Results of Operations table contained in its Management’s discussion and analysis of financial condition and results of operations (“MD&A”) to comport with the consolidated statements of income (loss) and comprehensive income (loss) contained in the Company’s audited financial statements. The revised Results of Operations table contained in the MD&A would include in “Total revenues” and “Total expenses” all related constituent line items and would be in the form of Exhibit B.

3.

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results,

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 23, 2007

financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please disclose the following information for each material line of business and also consider providing any additional information to achieve this objective:

The Company believes that it has appropriately disclosed the estimation of the reserve for loss and loss adjustment expenses within its disclosure under the “Critical Accounting Estimates” section of its 2006 MD&A. The Company believes that the following points made by the Staff have been thoroughly addressed in various places as appropriate throughout the Company’s 2006 Form 10-K. In each response below, the Company has referenced the specific language from the 2006 Form 10-K responsive to the Staff’s comment or indicated revised disclosure to be included in the 2007 Form 10-K.

a.	It appears that you have significantly revised your provision for losses of insured events of prior years. Please disclose the following to explain the reasons for your change in estimate:
1.

Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

The Company believes that the text in the section entitled “Current Reserve for Losses and Loss Expenses” beginning on page 25 and following the tables on pages 26 and 28 in the MD&A of the 2006 Form 10-K includes sufficient specificity regarding the reasons for the changes in loss reserves for prior years.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

The Company believes that the text in the section entitled “Current Reserve for Losses and Loss Expenses” beginning on page 25 and following the tables on pages 26 and 28 in the MD&A of the 2006 Form 10-K includes sufficient specificity regarding the reasons for the changes in loss reserves for prior years.

3.

Include specifically how any of the key assumptions discussed in your document affected these amounts. Include how the reasonably likely scenarios included in the tables on pages 29-30 reflect the significant adjustments that resulted in these periods.

The Company believes that the reasonably likely scenario set out in our 2006 Form 10-K as presented in the section entitled “Potential Variability in Reserves for losses and Loss Expenses” beginning on page 28 in the MD&A of the 2006 Form 10-K demonstrates the variability that can arise in the estimation of the Company’s reserves for loss and loss

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 23, 2007

adjustment expenses. The prior year loss reserve development reflected for 2006 is simply the actual variation that has arisen in 2006 as a result of changes disclosed in the last paragraph of the section entitled “Current Reserve for Losses and Loss Expenses” on page 28 in the MD&A of the 2006 Form 10-K.

b.

We note the key assumption that you identified related to your reserves. Please disclose the following related to those key assumptions and the impact that those key assumptions had in the current period:

1.

For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

The key assumptions used by the Company in the estimation of the reserve for losses and loss expenses are disclosed in the Critical Accounting Estimates section of the MD&A of the 2006 Form 10-K on page 6 under the heading “Significant Assumptions Employed in the Estimation of Loss and Loss Expense Reserves” and are the assumptions that have been historically used by the Company and remain accurate as of December 31, 2006.

2.

Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

As noted in the response to comment 3(b)1 above, the key assumptions used by the Company in the estimation of the reserve for losses and loss expenses and disclosed in the Critical Accounting Estimates section of the MD&A of the 2006 Form 10-K have not changed from the historical assumptions used by the Company. Beginning with the 2007 Form 10-K, the Company will clearly indicate if the assumptions used in estimating reserves for losses and loss expenses have varied from or remain consistent with those previously disclosed by the Company.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

4.	Please explain to us why you did not include the liquidation preference disclosed on page F-29 related to the Preferred Shares on the face of the balance sheet. Refer to paragraph 6 of SFAS 129.

The Company disclosed the liquidation preference related to its 7.75% Non-Cumulative Preferred Shares, Series A, in Note 12 to the Consolidated Financial Statements contained in its 2006 Form 10-K. The Company proposes to add the liquidation

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 23, 2007

preference in the aggregate as a parenthetical notation on the face of the balance sheet beginning with its 2007 Form 10-K.

Notes to the Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

(a) Premiums and Related Expenses, page F-7

5.

Please explain to us whether the underlying policies of policies-attaching reinsurance contracts have the terms of 24 months. If these policies have terms different from 24 months, please tell us how you comply with paragraph 21, of SFAS 113 by recognizing these premiums over a 24 month period.

The Company believes that its accounting policy in relation to risk attaching reinsurance contracts is in accordance with paragraph 21 of SFAS 113. Policies attaching reinsurance provides coverage for all insurance contracts underwritten by a cedant during a specific period (generally twelve months). The underlying insurance contracts are generally for one year periods as well. Since the underlying insurance contracts are underwritten by the cedant throughout the one year reinsurance period, the Company must estimate the amount of premiums earned in relation to all underlying insurance contracts to be covered by the reinsurance contract, whether commencing on the first day or the last day of the reinsurance coverage period. If a cedant issues a one year underlying insurance contract on the last day of the one year reinsurance coverage period, the exposure to the Company on a policies-attaching basis will be until the 24th month after inception of the reinsurance contract. As such, the Company uses a 24-month earning period for policies-attaching reinsurance contracts as an estimate of the contract period reflected by the underlying policies which are incepted at various dates throughout the reinsurance period.

(e) Investments, page F-10

6.	Please disclose your accounting policy related to the prepayments associated with the mortgage and asset backed securities.

The Company proposes to add its accounting policy related to the prepayments associated with mortgage and asset backed securities as included in Exhibit C beginning with its 2007 Form 10-K. For ease of identification, the proposed new language included in Exhibit C has been underlined. In addition to the underlined changes, the Company has further modified the applicable language to improve the clarity of the disclosure.

* * *

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 23, 2007

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2006 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (441) 278-0410, Michael J. McGuire, Chief Financial Officer, at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,
/s/ Kenneth J. LeStrange
Kenneth J. LeStrange Chairman, President and Chief Executive Officer
cc:	Securities and Exchange Commission

Kei Ino, Staff Accountant

Jim Atkinson, Accounting Branch Chief

Exhibit A

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company believes that it is principally exposed to four types of market risk: interest rate risk, equity price risk, foreign currency risk and credit risk.

Interest Rate Risk. The Company’s primary market risk exposure is to changes in interest rates. The Company’s fixed maturity portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, the market value of our fixed maturity portfolio falls, and the converse is also true. The Company manages its interest rate risk through an asset liability strategy that involves the selection, by our managers, of investments with appropriate characteristics, such as duration, yield, currency and liquidity that are tailored to the anticipated cash outflow characteristics of our liabilities. The target duration of assets not managed versus liabilities (including reserves for losses and loss expenses) is approximately three years. A significant portion of the investment portfolio matures each year, allowing for reinvestment at current market rates. As of December 31, 2007, assuming parallel shifts in interest rates, the impact of these interest rate shifts in basis points on the Company’s cash and fixed income securities of $xx million at December 31, 2007 would have been as follows:

	Interest Rate Shift in Basis Points
	-100	-50	0	50	100
December 31, 2007			(U.S. dollars in millions)
Total market value
Market value change from base
Change in unrealized value

Another method used by the Company to evaluate portfolio risk is Value-at-Risk (“VaR”). VaR is a probablistic method of measuring the potential loss in portfolio value over a given time period and for a given distribution of historical returns. Portfolio risk, as measured by VaR, is affected by four primary risk factors: asset concentration, asset volatility, asset correlation and systematic risk. For a one year period over 95% of the time, assuming the risks taken into account in the VaR model perform per their historical tendencies, the portfolio loss for this year period is expected to be less than or equal to xx% at December 31, 2007.

The Company’s investments in alternative funds are exposed to interest rate risk. To the extent that the securities underlying these investments are fixed maturities, fluctuations in interest rates have a direct impact on the market valuation of these investments.

Equity Price Risk. Certain of the Company’s other investments, comprised of alternative and high yield loan funds, are exposed to equity price risk. To the extent that the securities underlying these investments are equity securities, fluctuations in the equity markets may have a direct impact on the market valuation of these investments. The Company’s other investments at December 31, 2007 were $xx million which represents xx% of the Company’s invested assets including pending securities transactions. The Company estimates that its other investments have a combined historical beta versus the S&P 500 Index of approximately xx as at December 31, 2007. Beta measures the response of a portfolio’s performance relative to a market return, where a beta of 1 would be an equivalent return to the index. Given the historical beta for the Company’s other investments, a 10% movement in the S&P 500 Index would result in an approximately xx% (or approximately $xx million) increase or decrease in the market value of the Company’s other investments at December 31, 2007.

Foreign Currency Risk. The Company has made a significant investment in the capitalization of Endurance U.K., which is denominated in British Sterling. In addition, the Company enters into reinsurance and insurance contracts for which it is obligated to pay losses in currencies other than U.S. dollars. The majority of our operating foreign currency assets and liabilities are denominated in Euros, British Sterling, Canadian Dollars, Japanese Yen and Australian Dollars. The Company may, from time to time, experience losses from fluctuations in the values of these and other non-U.S. currencies, which could have a material adverse effect on its results of operations. The Company will attempt to manage its foreign currency risk by seeking to match its liabilities under insurance and reinsurance contracts that are payable in foreign currencies with investments that are denominated in such currencies. The Company purchases assets which are matched in currency to its case reserves for liabilities incurred in major currencies including U.S. dollars, Euros, British Sterling, Canadian Dollars, Japanese Yen and Australian dollars at the time such reserves are established. The Company has no currency hedges in place; however, as part of its matching strategy, the Company may consider the use of hedges when it becomes aware of probable significant losses that will be paid in non-U.S. dollar currencies. For liabilities incurred in currencies other than those listed above, U.S. dollars are converted to the currency of the loss at the time of claims payment. As a result, the Company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies.

For the year ended December 31, 2007, approximately xx% of the Company’s gross premiums, prior to deposit accounting adjustments, were written in currencies other than the U.S. dollar. The portion of our cash and cash equivalents, investments and loss reserves denominated in non-U.S. currencies at December 31, 2007 were $xx million, $xx million and $xx million, respectively. As of December 31, 2007, the Company’s principal foreign currency exposures are denominated in Euros and British Sterling. The Company measures and manages its exposure in these currencies, among others, by monitoring its estimated gross and net asset positions. In order to estimate such exposures, the Company considers currency specific investments, cash and cash equivalents, premiums receivable, reserve for loss and loss expenses, and unearned premiums. The total estimated gross and net asset balances denominated in Euros and British Sterling were $xx million and $xx million, respectively. Assuming all other variables are held constant and disregarding any tax effects, a 10% change in the U.S. dollar relative to these currencies would result in a $xx million increase or decrease in the net assets held by the Company at December 31, 2007.

Credit Risk. The Company has exposure to credit risk primarily as a holder of fixed maturity securities and investments in other ventures. The Company’s risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. The Company attempts to limit our credit exposure by investing the fixed income portfolio primarily in investments rated A-/A3 or higher. In addition, the Company has limited its exposure to any single corporate issuer to 2% or less of its total portfolio.

The following table summarizes the fair value composition of the fixed maturity portfolio by investment ratings assigned by S&P, Moody’s or other rating agencies and by contractual maturity at December 31, 2007. In some cases, where bonds are unrated, the rating of the issuer has been applied. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2007

Ratings		Due after
	Due	one year	Due after five
	within one	through five	years through	Due after ten	Mortgage back	Asset Back
	year	years	ten years	years	securities(1)	securities(1)	Total
U.S. government and
agency securities
AAA / Aaa
AA / Aa
A / A
BBB
Below BBB
Not rated
Total
(1)

The durations of the Company’s mortgage back and asset back securities portfolios were xx and xx as of December 31, 2007. These securities are subject to prepayment risk and as such actual maturity may differ significantly from contract maturity.

In addition, the Company has exposure to credit risk as it relates to losses recoverable on paid and unpaid losses where the Company has purchased reinsurance and retrocessional coverages. The Company relies on reinsurance within its insurance businesses in order to manage risk accumulations. The Company continues not to rely heavily on retrocessional reinsurance, but strategically purchases this coverage across the whole portfolio to reduce our exposure to the risk of a severe catastrophe event or occurrence of multiple significant catastrophe events. When reinsurance or retrocessional reinsurance is purchased, we require our reinsurers to have high financial strength ratings. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. The balance of losses recoverable at December 31, 2007 was $xx. At December 31, 2007, the Company had no allowance for estimated uncollectible losses recoverable. The balance of losses recoverable at December 31, 2007 was distributed as followed based on the ratings of the reinsurers:

Rating	December 31, 2007
(in U.S. dollars)
A+ and above
A
A- and below
Not Rated
Total

Exhibit B

Results of Operations

Years Ended December 31, 2007, 2006 and 2005

The following is a discussion and analysis of the Company’s consolidated results of operations for the years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Revenues
Gross premiums written		$1,789,642	$1,668,877
Ceded premiums written		(204,078)	(49,528)
Net premiums written		$1,585,564	$1,619,349
Change in unearned premiums		53,010	104,345
Net premiums earned		1,638,574	1,723,694
Net investment income		257,449	180,451
Net realized investment (losses) gains		(20,342)	(8,244)
Other underwriting income (loss)		1,390	(4,818)
Total revenues		1,877,071	1,891,083
Expenses
Net losses and loss expenses		827,630	1,650,943
Acquisition expenses		317,489	331,309
General and administrative expenses		190,373	146,419
Amortization of intangibles		4,600	4,694
Net foreign exchange (gains) losses		(21,021)	5,140
Interest expense		30,041	24,210
Income tax expense (benefit)		29,833	(51,148)
Total expenses		1,378,945	2,111,567
Net income (loss)		$482,626	$(223,204)
Ratios
Net loss ratio		50.5%	95.8%
Acquisition expense ratio		19.4%	19.2%
General and administrative expense ratio		11.6%	8.5%
Combined ratio		81.5%	123.5%

B-1

Exhibit C

Investments. The Company currently classifies all of its fixed maturity investments and short-term investments as “available for sale” and, accordingly, they are carried at estimated fair value. The fair value of fixed maturity securities is estimated using quoted market prices or dealer quotes. For mortgage-backed and other asset-backed debt securities, fair value includes estimates regarding prepayment assumptions, which are based on current market conditions. Amortized cost in relation to these securities is calculated using a constant effective yield based on anticipated prepayments and estimated economic lives of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date. Changes in estimated yield are recorded on a retrospective basis, which results in future cash flows being used to determine current book value.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and Financial Statement of Position (“FSP”) 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” the Company periodically reviews its fixed maturity investments and short-term investments to determine whether a decline in the fair value below the amortized cost basis is other-than-temporary. If such a decline in the fair value is judged to be other-than-temporary, the Company would write-down the investment to fair value, thereby establishing a new cost basis. The amount of the write-down is charged to income as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value.

Investments in other ventures are accounted for using the equity method of accounting whereby the initial investment is recorded at cost. The carrying amounts of these investments are increased or decreased to reflect the Company’s share of income or loss, which is included in net investment income, and are decreased for dividends.

C-1